UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                            SIGN MEDIA SYSTEMS, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


             Florida                               020555904
--------------------------------------------------------------------------------
(State or other jurisdiction of                 (IRS Employer
   incorporation organization)                 Identification No.)


      2100 19th Street, Sarasota, FL                 34234
--------------------------------------------------------------------------------
(Address of principal executive offices)          (Zip Code)


Issuer's telephone number           (941) 330-0336
                           --------------------------


Securities to be registered under Section 12(b) of the Act:


         Title of Each Class                      Name of each Exchange on which
         To be so Registered                      Each class is to be Registered

                  None                                      None


Securities to be Registered under Section 12(g) of the Act:


                               Common Stock, No Par Value
--------------------------------------------------------------------------------
                                    (Title of Class)

PART I
ITEM 1.  DESCRIPTION OF BUSINESS

Our History.

We started business as GO! Agency, LLC. ("GO! Agency"), a Florida limited liability company, which was organized in Florida on June 20, 2000. We were incorporated in Florida on January 28, 2002 by GO! Agency. Effective January 1, 2002, GO! Agency conveyed all of its assets to us.

Our Business.

We are in the business of developing, manufacturing and marketing mobile billboard mounting systems which are mounted primarily on truck sides, rear panels and breaking panel roll up doors. We also produce digitally created outdoor, full color vinyl images ("Fleet Graphics") which are inserted into the mounting systems and displayed primarily on trucks. We have developed mounting systems which allow Fleet Graphics to easily slide into an aluminum alloy extrusion with a cam-lever that snaps closed stretching the image tight as a drum, and that also easily opens to free the image for fast removals and change outs without damaging the truck body or the Fleet Graphics. The mounting systems' proprietary cam-lever technology is the key to their operation.

Our Products and Services.

We currently have three mounting systems; one for truck bodies and trailers of all sizes, one for small surface areas such as rear truck and trailer panels, and one for breaking panel roll up doors. Our hotswaprofileTM mounting system evenly tensions images across wide surface areas and allows Fleet Graphics to be inserted on both sides of truck bodies and trailers of all sizes. Our hotswap liteTM mounting system evenly tensions images across small surface areas and allows Fleet Graphics to be inserted on the rear panels of trucks and trailers such as beverage trucks. The hotswap liteTM mounting system also allows the Fleet Graphics to be inserted on the sides of trucks and trailers with limited available space due to other existing Fleet Graphics such as company decals. Our hotswap stretchTM mounting system evenly tensions images across breaking panel roll up doors, seamlessly allowing images to roll up with those doors and allows Fleet Graphics to be changed and reused.

With three products to cover key visible surface areas of trucks and trailers, we offer economical and easy image change-outs for semi and beverage trailers, urban box trucks, and cargo vans.

We are also in the digital printing and graphic design business, which allows us not only to market our hotswap mounting systems, but also to design and produce the Fleet Graphics which are inserted in hotswap mounting systems.

Fleet Graphics are high-resolution full digital color prints, produced in heavy weight outdoor vinyl. They are mounted on truck sides, rear panels and roll-up doors utilizing our hotswap mounting systems. Whether a customer's advertising campaign reaches from coast to coast, or changes seasonally, our hotswap mounting systems will allow the customer to exchange and reuse images over and over again. Images can be "swapped" for a fraction of what it costs to remove, paint, and apply pressure sensitive adhesive vinyl to truck sides, with downtime measured in minutes, rather than days. Downtime for trucks is an extremely important consideration as the trucks generate no revenue and provide no services when not on the road.

Our Target Markets and Marketing Strategy.

Currently, we have three primary sources of revenue: (i) the sale and installation of our mounting systems, (ii) the printing of the advertising images to be inserted on trucks utilizing our mounting systems; and (iii) third party advertising.

According to Fleet Owner magazine, the commercial trucking market consists of more than 10 million vehicles - trucks, tractors, and trailers - of all types and sizes, from light to heavy duty, serving all segments of the nation's economy. Commercial trucking fleets in the U.S. operate more than 7 million trucks and 3.4 million trailers. Trucking is a large and diverse business. It hauls roughly 80% of America's freight and serves virtually every sector of the nation's economy. Truckers fall into two basic categories: for-hire carriers and private fleets. For-hire truckers haul freight and provide transportation services for others. Trucking is their primary business. Private fleets, on the other hand, are the proprietary transport, distribution, or service arms of companies that are not in the trucking business. A private fleet's primary function is to haul its own company's goods or perform a service in support of its company's main business. Private fleets make up over two-thirds of the trucking market. In the trucking industry, fleets are defined as trucking operations of five or more vehicles. The "5+" truck-fleet segment is the heart of the trucking market, accounting for close to 80% of the total commercial vehicle population. The private fleet one the market where we are initially focused.

We are focusing on two primary channels for distribution of its products to the private fleet market: (i) strategic alliances with reselling partners, including truck body and trailer manufacturers, truck dealers and the traditional retail sign industry; and (ii) direct sales to existing fleets. We believe these two channels of distribution offer the opportunity for future growth and expansion.

Private fleets also offer a third source of revenue; third party advertising. We identify fleet owners who are willing to lease space on their trucks for advertising from third parties. We enter into a lease agreement with a fleet owner for truck side space that provides that so long as there is third party advertising on that space, we will pay the fleet owner a monthly lease fee. We identify third parties who wish to advertise their good or services in the area in which the fleet owners utilize their fleets and sell the third party advertiser space on the truck sides. We obtain revenue from the Fleet Graphics we produce for the advertising and from the advertising fee. In this segment of our business, we do not sell the mounting systems and therefore derive no revenue from a sale of the mounting systems.

We are focusing on two primary channels for third party advertising: (i) alliances with advertising agencies; and (ii) direct sales to third parties seeking advertising space using our sales and marketing staff.

Competition.

Our market for our products is based on the cost-effective use and re-use of Fleet Graphics in conjunction with our mounting systems without damaging either the Fleet Graphics or the truck sides to reach large and diverse adult audiences.

Our primary competition is pressure sensitive applied vinyl ("PSAV"). PSAV is vinyl that adheres directly to the truck side. The initial cost of the our mounting systems with Fleet Graphics is about the same as applying PSAV to truck sides. However, removal of PSAV is extremely labor and time intensive and destroys the Fleet Graphic. The benefit of the our mounting systems is that the Fleet Graphic can be "swapped" for a fraction of what it costs to remove and re-apply PSAV, with downtime for the truck measured in minutes, rather than days. Our mounting systems also allow the Fleet Graphic to be reused at a later date.

The major manufacturers and marketers of PSAV are 3M Company and Avery Dennison Corporation. 3M and Avery Dennison are multi-billion dollar companies with established and successful sales and marketing organizations. Nevertheless, we believe that the advantages of our mounting systems will allow us to effectively compete in this industry.

There are other manufacturers of truck side framing systems in the market place that compete with us. Many of these competitors have certain drawbacks that we believe make our mounting systems superior.

Sources and Availability of Raw Materials.

Raw material for the manufacture of the mounting systems consists primarily of extruded aluminum and fasteners which are readily available throughout the county. Raw material for the manufacture of the Fleet Graphics consists primarily of vinyl billboard banner material which is readily available through the county.

Intellectual Property and Patents.

Our success may depend in large part upon our ability to preserve our trade secrets, obtain and maintain patent protection for our technologies, products and processes, and operate without infringing the proprietary rights of other parties. However, we may rely on certain proprietary technologies, trade secrets, and know-how that are not patentable. Although we do take action to protect our trade secrets and out proprietary information, in part, by the use of confidentiality and non-compete agreements with our employees, consultants and dealers, we cannot guaranty that:

        o   these agreements will not be breached;
        o   we would have adequate remedies for any breach; or
        o our proprietary trade secrets and know-how will not otherwise become known or be independently developed or discovered by competitors.

We own a pending United States patent application that contains claims covering our mobile sign mounting systems. The patent application is being prosecuted by the intellectual property law firm of Fish & Richardson, PC of New York City. We believe that the patent application claims which are on file are sufficiently broad to cover not only our specific system, but also similar systems; and that, if granted, will be infringed by systems that employ the fundamentals of our system. However, at this time our patent attorneys cannot advise as to the likelihood of obtaining allowance of the claims on file or other claims sufficiently broad to provide a competitive advantage.

We cannot guaranty that our actions will be sufficient to prevent imitation or duplication of either our products and services by others or prevent others from claiming violations of their trade secrets and proprietary rights.

Research and Development Activities.

In the year ended December 31, 2003, we spent $138,613 on research and development activities. In the period January 28, 2002 (inception) through December 31, 2002, we spend $106,943 on research and development activities. The cost of our research and development activities is not born directly by customers.

Employees.

As of the date of this prospectus we have eight full time employees and one part time employee for a total of nine employees.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company generated $774,349 of revenue, $22,430 of net income after provision for income taxes from continuing operations and $.003 in earnings per common share based upon a weighted average of 8,444,000 common shares outstanding for the year ended December 31, 2003. The Company generated $184,831 of revenue, and a net loss of $(123,439) from continuing operations and a loss of $(.02) per common share based upon a weighted average of 8,000,000 common shares outstanding for period January 28, 2002 (inception) through December 31, 2002.

Revenue for the year ended December 31, 2003, increased $589,518 from the period January 28, 2002 (inception) through December 31, 2002. The Company attributes this increase in revenue to the expansion of its marketing and sales department which resulted in increased sales.

The following table sets forth certain summary selected historical operating and financial data for us. The following table should be read in conjunction with all other financial information and analysis presented herein including the Audited Financial Statements for the Year Ended December 31, 2003 and period January 28, 2002 (inception) through December 31, 2002 2002.

                 Summary Selected Statements of Profits and Losses


                                                             January 28, 2002
                                                                (INCEPTION)
                                                                  THROUGH
                                         2003               DECEMBER 31, 2002(1)
                                       (Audited)                  (Audited)
                                   -------------------     ---------------------

Sales Revenue                              $ 774,349                $184,831

Cost of Goods Sold                           138,623                 106,943
                                   -------------------     ---------------------

Gross Profit from Operations                 635,726                  77,888
                                   -------------------     ---------------------

Operating Expenses                           609,296                 201,237
                                   -------------------     ---------------------

Profit (Loss) Before Income Tax               26,430                (123,439)

Provision for Income Tax                       4,000                       -
                                   -------------------     ---------------------

Net Earnings (Loss)                          $22,430              $ (123,439)
                                   ===================     =====================

(1)The Company was incorporated and began operations on January 28, 2002.

There can be no guarantee that we will continue to be profitable or that our revenue or net income will increase sufficiently to support expansion. Unless and until our marketing activities succeed and we sell our products on a wide-scale commercial basis, we will not have enough revenue to cover our operating expenses and will likely incur losses. We do not expect to generate significant revenue until such time, if ever, that sales increase substantially from their present levels or we form strategic alliances for the marketing of our products that generate significant sales revenue. Accordingly, we cannot assure anyone that we will generate sufficient revenue to profitably operate in the future.

We currently have a working capital deficit. We will require significant capital to implement both our short term and long-term business strategies. However, there can be no assurance that such additional capital will be available or, if available, that the terms will be favorable to us. The absence of significant additional capital whether raised through a public or private offering or through other means, including either private debt or equity financings, will have a material adverse effect on our operations and prospects.

Our operations have consumed and will continue to consume substantial amounts of capital, which, up until now, have been largely financed internally through cash flows, from loans from related parties, and private investors. We expect capital and operating expenditures to increase. Although we believe that we will be able to attract additional capital through private investors and as a result thereof our cash reserves and cash flows from operations will be adequate to fund our operations through the end of calendar year 2005, there can be no assurance that such sources will, in fact, be adequate or that additional funds will not be required either during or after such period. No assurance can be given that any additional financing will be available or that, if available, it will be available on terms favorable to us. If adequate funds are not available to satisfy either short or long-term capital requirements, we may be required to limit our operations significantly or discontinue our operations. Our capital requirements are dependent upon many factors including, but not limited to, the rate at which we develop and introduce our products and services, the market acceptance and competitive position of such products and services, the level of promotion and advertising required to market such products and services and attain a competitive position in the marketplace, and the response of competitors to our products and services.

We believe that we have assembled an experienced team of senior management. We believe that it is an essential part of our strategy to continue to aggressively strengthen the breadth, depth and industry expertise of our executive team. Our growth depends to a substantial degree on Antonio F. Uccello, III, the Chairman, President, Chief Executive Officer and Chief Financial Officer as well as other executive officers and key management personnel. Our loss of the services of any of these key personnel could have a material adverse effect on our business. There is currently no "key person" life insurance on the life of any of our executive officers, and no plans are underway to secure adequate key man coverages. Our continued growth will also be dependent upon our ability to attract and retain additional skilled management and sales personnel. We may not be successful, which could adversely affect our business. Our inability to retain key personnel or attract new high quality senior management could materially adversely affect our results of operations.

Our business may be dependent on obtaining patent protection for our mobile sign mounting system and on the continued validity of a patent, if obtained. We have a patent pending on this proprietary technology. However, a patent may never be issued. There can be no assurance that any steps taken by us to protect its proprietary technology will be adequate to prevent misappropriation, that any patent issued to us will not be invalidated, circumvented or challenged, or that any patent we may obtain will provide a competitive advantage. There can be no assurance that others will not independently develop a technology superior to our technology and obtain patents thereon. In such event, we may not be able to license such technology on reasonable terms, or at all. Although we believe that our mobile sign mounting system does not infringe upon proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future. Moreover, litigation might be necessary in the future to enforce our patent (if obtained), or to defend against claims of infringement or invalidity. Such litigations, regardless of outcome, could result in substantial cost and diversion of resources, and could have a material adverse effect on our business, financial condition and results of operations. We have not received any notifications from either the United States Patent and Trademark Office or any third party making any such claims, nor do we have knowledge of any technology that is substantially similar to its technology that could lead to such a claim.

Because our technology is attached to vehicles that travel throughout populated areas, it is possible that faults in the mounting system or in the installation thereof could cause accidents or injuries to others or their property. If this were to occur, we could be held liable for damages, including punitive damages that could materially adversely affect our business. We carry products liability insurance in the amount of $2,000,000 per incident in order to protect against such occurrences. In addition, where we have certified installers of our products, such installers will have entered into contracts with us to indemnify us for the installers' faulty installations. However, there can be no guarantee that either the insurance or indemnification would be sufficient to shield us from large damage claims that could adversely affect our business.

Federal regulations exist that govern outdoor billboard advertising along the nation's roadways affecting the size, placement and other aspects of such advertising. Currently, however, regulations have not specifically targeted mobile vehicle advertising. There can be no guarantee that new regulations will not be promulgated that affect our business. In addition, certain current regulations restrict the advertising of alcohol and tobacco products. We do not anticipate that these regulations will affect our business, as we do not focus on these types of advertisers, nor do we currently intend to do so in the future.

We offer several warranties on our products, for one to five years, covering the functionality of the mounting systems and the ultraviolet protection of the Fleet Graphics where we do the printing of the graphics. We offer free routine maintenance in cases where degradation or damage to the mounting systems or the Fleet Graphics are not due to the actions of others, but are due to defects in the products. There can be no guarantee that we will be able to afford to process all of the warranted maintenance if more legitimate repairs are requested than we have forecasted.

We have begun training outside parties to become certified installers of our products. We anticipate that having more installers will make repairs and change-outs of Fleet Graphics convenient and cost effective for our customers. However, we may not be able to train enough installers to handle the potential demand for our products. This would result in delays in service, which could affect customer satisfaction and adversely affect our business. Currently, we believe that we have sufficient numbers of trained installers to handle the potential demand and expect to be able to continue to train additional installers to keep pace with the anticipated growth of our business. However, there can be no guarantee that this will occur

Once we train outside independent installers to install our products, we will not be supervising each of them on a continuing basis. Although each certified independent installer is anticipated to be under contract with us to install our products only according to our specifications, we cannot guarantee that this level of installation will occur in every case, and it is possible that we may face liability for the installers' actions if our products injure or damage other people or their property. We intend to procure indemnification agreements from our certified independent installers to avoid this potential problem.

ITEM 3.  DESCRIPTION OF PROPERTY

On November 1, 2002, we entered into a lease as the lessee with Hawkeye Real Estate, LLC, a Florida limited liability company, as lessor for 6,300 square feet of mixed office and warehouse space at 2100 19th Street, Sarasota, FL 34234 for a period of five years beginning December 1, 2002 and continuing until November 30, 2007 for a fixed monthly rental of $2,500 per month. Our executive offices and manufacturing facility are located at these premises. We believe the premises are adequate for our purposes.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the security ownership as of March 22, 2004 by:
(i) each person (or group of affiliated persons) who, to our knowledge, is the beneficial owner of five percent or more of our outstanding common stock, (ii) each named director and each named executive officer who, to out knowledge, is the beneficial owner of our outstanding common stock, and each of the foregoing as a group.

                               SECURITY OWNERSHIP
                          OF CERTAIN BENEFICIAL OWNERS

  (1)                     (2)                           (3)               (4)
                       Name and Address             Amount and Nature   Percent
Title of Class         Of Beneficial Owner          of Beneficial Owner of Class

                       Antonio F. Uccello, III(1)
Common Stock, No       2100 19th Street
Par Value              Sarasota, FL  34234           4,059,600(1)         49%(1)

                       Abraham Uccello(1)
Common Stock, No       637 Mecca Dr.
Par Value              Sarasota, FL  34234           2,388,000(1)         28%(1)

                       Salvatore Uccello
Common Stock, No       6527 Waterford Circle
Par Value              Sarasota, FL  34238             796,000(1)          9%(1)

                       Roger P. Nelson(1)
Common Stock, No       14 Giovanni Drive
Par Value              Waterford, CT  06385            716,400(1)          8%(1)
                                                   --------------    -----------
Totals for Class as a
Whole                                                7,960,000(1)         94%
                                                   ==============    ===========

(1) Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. All of the shares described in the foregoing table are owned by GO! Agency, LLC, a Florida limited liability company whose address is 4744 Spinnaker Drive Bradenton, FL 34208. The individuals listed are the members of GO! Agency and the shares of common stock reflected for each person in the foregoing table reflect each such person's percentage ownership of GO! Agency. Antonio F. Uccello, III, is the manager and the 51% owner of GO! Agency and, therefore, pursuant the terms of GO! Agency's Operating Agreement, has the sole power, subject to his fiduciary duties to the other GO! Agency members, to vote, or dispose of or direct the disposition of all the shares of Sign Media System, Inc.'s common stock beneficially owned by GO! Agency.

                               SECURITY OWNERSHIP
                                  OF MANAGEMENT

   (1)                      (2)                     (3)                   (4)
                     Name and Address           Amount and Nature       Percent
Title of Class       Of Beneficial Owner        Of Beneficial Owner    of Class

                     Antonio F. Uccello, III(1)
Common Stock, No     2100 19th Street
Par Value            Sarasota, FL  34234                4,059,600(1)    49%(1)

                     Stephen R. MacNamara(2)
Common Stock, No     1071 Meyers Park Drive
Par Value            Tallahassee, FL  32301                30,000         .355%

                     Andrei A. Troubeev(4)
Common Stock, No     7736 37th Court E.
Par Value            Sarasota, FL.                         10,000         .118%
                                                 ----------------   ------------

Totals for Class as a
Whole                                                   4,119,600       49.71%
                                                 ================   ============

(1) Antonio F. Uccello, III is our Chairman, President, Chief Executive Officer, and Chief Financial Officer. Antonio F. Uccello, III is the 51% owner and manager of GO! Agency, LLC, a Florida limited liability company. GO! Agency owns 7,960,000 shares of the common stock of Sign Media Systems, Inc. which represents 94% of the total of the issued and outstanding shares of common stock. Antonio F. Uccello, III, as the manager and the 51% owner of GO! Agency, pursuant the terms of GO! Agency's Operating Agreement, has the sole power, subject to his fiduciary duties to the other GO! Agency members, to vote, or dispose of or direct the disposition of all the shares of Sign Media System, Inc.'s common stock beneficially owned by GO! Agency.

(2) Stephen R. MacNamara is our Secretary and is also a Director.

(3) Andrei A. Troubeev is our Vice-President of Engineering.

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ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Company's executive officers, directors and key employees and their business experience follows:

Name and Age                        Position                           Term

Antonio F. Uccello, III    Chairman/President/ Chief Executive  January 28, 2002
Age 36                       Officer/Chief Financial Officer      to present

Andrei A. Troubeev         Vice-President-Engineering           March 1, 2004
Age 37                                                            to present

Thomas Bachman             Director                             March 11, 2003
Age 57                                                            to present

Stephen R. MacNamara       Director/Secretary                   March 11, 2003
Age 50                                                            to present

Resumes

Antonio F. Uccello, III

Mr. Uccello is the founder, President, Chief Executive Officer, Chairman of the Board of Directors and the Chief Financial Officer of the Company. Mr. Uccello attended college at the University of Connecticut and took graduate courses at Hunter College in New York City. Mr. Uccello has been in the securities industry for the last 13 years. Mr. Uccello holds the following licenses from the National Association of Securities Dealers: Series 7, General Securities License, Series 63, Uniform Securities Agent, State Law, Series 24, Registered Principal, Series 65, Registered Investment Advisor and Series 3, Registered Commodities Broker. From June, 1996, to February, 2001, Mr. Uccello was a branch manager for Brookstreet Securities. Mr. Uccello left Brookstreet Securities in February, 2001, to establish Chelsea Capital Management, LLC, a registered investment advisory firm. Mr. Uccello continues to act as a Registered Investment Advisor with Chelsea Capital Management, LLC. Mr. Uccello has extensive experience in finance and is responsible for the over all profitability of the Company.

Andrei A. Troubeev

Mr. Troubeev is the Vice-President, Engineering for the Company. Mr. Troubeev earned his Bachelor of Science, Mechanical Engineering, from Belarus Agricultural and Mechanical University in 1997. Mr. Troubeev has experience in developing new designs, support of production and assembly teams, recommending changes to improve product designs and production efficiency, and the development and testing of new product designs. Mr. Troubeev was Distribution Director for DELO Magazine a monthly business journal published in English, Russian and German from in Belarus from February, 1993 to July, 1999, and was Production Engineer from Trailmate, Inc. in Sarasota, Florida from July, 1999 to March, 2004.

Thomas Bachman

Mr. Bachman is a Director of the Company. Mr. Bachmann is the Executive Publisher and Director of Industry Development of Beverage Industry Magazine, the leading trade publication for the beverage industry. Prior to becoming Executive Publisher and Director of Industry Development of Beverage Industry Magazine in 1994, Mr. Bachmann was the National Sales Manager and Associate Publisher of Beverage Industry Magazine from 1976 to 1981. From 1982 to 1992 Mr. Bachmann was Publisher of Diary Field, Today's Catholic Teacher and Early Childhood News. Mr. Bachmann ran his own consulting firm, Bachmann and Associates from 1992 to 1994. Mr. Bachmann is a member of the National Soft Drink Association, the Canadian Soft Drink Association, and the International Bottled Water Association. Mr. Bachmann will bring an industry wide perspective to the Company.

Stephen R. MacNamara

Mr. MacNamara is a Director and the Secretary of the Company. Mr. MacNamara holds a Bachelor of Science, Journalism, from the University of Florida and a Juris Doctor from Florida State University. Mr. MacNamara has been an Associate Professor, Department of Communication at Florida State University since 1994. Mr. MacNamara has been the President of The Florida Association of Health Plans since 2000. Mr. MacNamara served as Chief of Staff, Florida House of Representatives from July 1999, to May 2000, the Professor-in-Residence, Florida House of Representatives from January 1999, to May 2000, Visiting Associate, Department of Communications at Florida State University from 1993, to 1994, Director of The Collins Center for Public Policy from 1990 to 1992, and Secretary, Florida Department of Business regulation from 1989, to 1990. Mr. MacNamara is Associate Vice President for Academic Affairs at Florida State University. Mr. MacNamara has extensive experience in governmental affairs.

Family Relationships

There are no family relationships among the Company's officers and directors.

ITEM 6.  EXECUTIVE COMPENSATION

Set forth below are the annual cash compensation and restricted stock grants paid to the Company's executive officers:

                           Summary Compensation Table
                                                                   Long Term
                              Annual Compensation                Compensation

                                                    Other
Name and                                            Annual  Stock     All Other
Principal Position       Year  Salary $ (1) Bonus $ Comp.$  Grants #  Comp. $(2)


Antonio F. Uccello, III
President/Chairman/
Chief Executive
Officer Chief Financial
Officer                   2004  50,000        0       0      0           6,000

Andrei A. Troubeev
Vice-President, Engineer-
ing                       2004  40,000        0       0    10,000         6,000

(1) Amounts given are annualized projections for the year ending December 31, 2004.

(2) Amounts given are annualized projections for the year ending December 31, 2004, for health insurance.

None of the directors has been paid any fees for acting as such and we do not anticipate paying any directors' fees in the foreseeable future.

Other than as set forth in the foregoing table, with footnotes, there is no other plan, contract, authorization or arrangement, whether or not set forth in any formal documents, pursuant to which the following may be received by any or our officers or directors: cash, stock, restricted stock or restricted stock units, phantom stock, stock options, stock appreciation rights ("SARs"), stock options in tandem with SARs, warrants, convertible securities, performance units and performance shares, and similar instruments.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 1, 2002, we entered into a lease as the lessee with Hawkeye Real Estate, LLC, a Florida limited liability company, as lessor for 6,300 square feet of mixed office and warehouse space at 2100 19th Street, Sarasota, FL 34234 for a period of five years beginning December 1, 2002 and continuing until November 30, 2007 for a fixed monthly rental of $2,500 per month. Antonio F. Uccello, III, is the manager and a member of Hawkeye Real Estate, LLC and is one of our officers and directors and an indirect shareholder of Sign Media Systems, Inc. We believe that we are paying fair market value for the rent on this property.

Prior to January 1, 2003, Antonio F. Uccello, III, was our sole shareholder. From the date of the Company's incorporation on January 28, 2002, until December 31, 2002, Mr. Uccello loaned us a total of $31,356, which loan is due and owing by us to Mr. Uccello. This loan does not accrue interest and is due and payable upon demand. Antonio F. Uccello, III is one of our officers and directors and an indirect shareholder Sign Media Systems, Inc.

On September 15, 2002, we entered into a Loan Agreement with GO! Agency, LLC, a related party, and in connection therewith executed a Promissory Note with a future advance clause in favor of GO! Agency whereby GO! Agency agreed to loan us up to a maximum of $100,000 for a period of three years, with interest accruing on the unpaid balance at 18% per annum, payable interest only monthly, with the entire unpaid balance due and payable in full on September 15, 2005. At September 15, 2002, Antonio F. Uccello, III, was our sole shareholder, one of our officers and directors and was the owner of 51% of the economic interest of GO! Agency. GO! Agency is as of the date of this Memorandum the owner of 94% of the issued and outstanding shares of our stock. At December 31, 2003, GO! Agency had loaned us a total of $96,883 pursuant to the Loan Agreement and the Promissory Note and we were indebted to GO! Agency is such amount as of that date.

On January 3, 2003, we entered into a Loan Agreement with Olympus Leasing Company, a related party, and in connection therewith executed a Promissory Note with a future advance clause in favor of Olympus Leasing, whereby Olympus Leasing agreed to loan us up to a maximum of $300,000 for a period of three years, with interest accruing on the unpaid balance at 18% per annum, payable interest only monthly, with the entire unpaid balance due and payable in full on January 3, 2006. At December 31, 2003, Olympus Leasing had loaned us a total of $350,521 pursuant to the Loan Agreement and the Promissory Note and we were indebted to Olympus Leasing in such amount as of that date. At January 3, 2003, Antonio F. Uccello, III, was, and is today, the President, Chairman and owner of 45% of the issued and outstanding shares of stock of Olympus Leasing. Antonio F. Uccello, III, and was and is one of our officers and directors and an indirect shareholder of Sign Media Systems, Inc.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

Our Articles of Incorporation currently authorize the issuance of one hundred million (100,000,000) shares of common stock, without par value of which 8,444,000 shares of common stock, without par value, are issued and outstanding.

Except as provided by law or our certificate of incorporation with respect to voting by class or series, holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors. In the event of liquidation, dissolution or winding up of us, the holders of common stock are entitled to share proportionally in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of serial preferred stock having preference over the common stock, if any. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our Articles of Incorporation currently authorize the issuance of one hundred million (100,000,000) shares of serial preferred stock, without par value. We currently has no shares of serial preferred stock issued or outstanding.

Our Board of Directors is authorized to cause the Company's serial preferred stock to be issued in series which may vary as to: (a) the number of shares constituting such series and the designation of such series, which shall be such as to distinguish the shares thereof from the shares of all other series and classes; (b) the rate of dividend, the time of payment and, if cumulative, the dates from which dividends shall be cumulative, and the extent of participation rights, if any; (c) any right to vote with holders of shares of any other series or class and any right to vote as a class, either generally or as a condition to specified corporate action; (d) the price at and the terms and conditions on which shares may be redeemed; (e) the amount payable upon shares in event of involuntary liquidation; (f) the amount payable upon shares in event of voluntary liquidation; (g) any sinking fund provisions for the redemption or purchase of shares; (h) the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion, and (i) any other relative rights, preferences and limitations of that series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and, depending on the rights, preferences, privileges and restrictions set by our Board of Directors, could have the effect of delaying, deferring or preventing a change of our control. For example, if our Board of Directors authorized the issuance of preferred stock having preferential voting rights, the holder of such preferred stock could potentially influence any votes regarding a change of control to a much greater extent than would otherwise be achievable based on such holder's pro rata percentage ownership of our securities.

ITEM 9.  CODE OF ETHICS

We have adopted a code of ethics which is a document of conduct we establish for ourselves to help us and our employees comply with laws and good ethical practices. A copy of the code of ethics is attached as Exhibit 14.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no established public market for our common stock and we have arbitrarily determined the offering price. Although we hope to be quoted on the OTC Bulletin Board, our common stock is not currently listed or quoted on any quotation service. There can be no assurance that our common stock will be quoted on any quotation service or that any market for our stock will ever develop or, if developed, will be sustained.

None of our common stock is subject to outstanding options or warrants to purchase, or securities convertible into, our common equity.

380,000 shares of our common stock could be sold pursuant to Rule 144 under the Securities Act.

There is no proposal to publicly offer any of our common stock.

Holders

There are approximately 158 holders of our common stock.

Dividends

We have never paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The future payment of dividends is directly dependent upon our future earnings, our financial requirements and other factors to be determined by our Board of Directors, in its sole discretion. For the foreseeable future, it is anticipated that any earnings that may be generated from our operations will be used to finance our growth, and that cash dividends will not be paid to common stockholders.

ITEM 2.  LEGAL PROCEEDINGS

There are no pending or threatened legal proceedings to which we are a party or of which any of our property is the subject. To our knowledge, there are no proceedings contemplated by governmental authorities.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING   AND
FINANCIAL DISCLOSURE

In May of 2002, we retained the accounting firm of Abbate & Megale Certified Public Accountants, LLP ("Abbate & Megale") of 827 Wantagh Avenue, Suite 1, Wantagh, NY 11793 to act as our independent auditors. Abbate & Megale audited our financial statements for the period January 28, 2002 (inception), through December 31, 2002, and issued their independent auditors' report on those statements for that period (the "Abbate & Megale Report"). On October 15, 2003, our Board of Directors voted to discharge Abbate & Megale. The reason for their discharge was that the Board of Directors determined it to be in our best interest to retain an independent accounting firm that had public accounting experience and that regularly practiced before the Securities and Exchange Commission ("SEC"). Our Board of Directors determined that Abbate & Megale did not have public accounting experience and did not regularly appear before the SEC and discharged them for that reason and for no other reason.

The Abbate & Megale Report contained no adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants was recommended to our Board of Directors by management and was approved by our Board of Directors. There were no disagreements with Abbate & Megale on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

On October 15, 2003, we engaged the independent accounting firm of Bagell, Josephs & Company, L.L.C. ("Bagell, Josephs") of High Ridge Commons, Suites 400-403, 200 Haddonfield Berlin Road, Gibbsboro, New Jersey 08026 to audit our financial statements. The engagement of Bagell, Josephs was approved by our Board of Directors. There are no disagreements with Bagel, Josephs.

ITEM 3A. Controls and Procedures

The company's management evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the company's disclosure controls and procedures as of December 31, 2003. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the company's disclosure controls and procedures were effective as of December 31, 2003. There has been no change in the company's internal control over financial reporting that occurred during the first quarter of 2004 that has materially affected, or is reasonably likely to material affect, the company's internal control over financial reporting.

ITEM 3B. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our independent auditors, Bagell Josephs & Company, LLC, for the year ended December 31, 2003, and the aggregate fees billed by our independent auditors Abbate and Megale, Certified Public Accountants, LLP, for the period January 28, 2002 (Inception), through December 31, 2002, are as follows:

                                                         January 28, 2002
                                                            (Inception)
                                                              Through
                                       2003              December 31, 2002
                            ---------------------    ------------------------

Audit Fees                           $ 7,000                      $ 4,500

Audit Related Fees                    $ -0-                       $ -0-
                                                               January 28, 2002
                                                                 (Inception)
                                                                  Through
                                       2003                   December 31, 2002

Tax Fees                              $ -0-                        $ -0-

All Other Fees                        $ -0-                        $ -0-

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

The following information is furnished with regard to all securities sold by us within the past three years that were not registered under the Securities Act. The issuances described hereunder were made in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D, Rule 506 of the Securities Act relating to sales by an issuer not involving any public offering.

                                                        Number
Date                       Name                       of Shares    Consideration

January 28, 2002         Antonio F. Uccello, III        1,000          $5,000
January 1, 2003          GO! Agency, LLC                7,960,000         (1)
June 1, 2003             Stephen MacNamara             30,000         $4,500
September 30, 2003       Nelson J. Martin               10,000         Services
                         Abraham Uccello,
                         Trustee of the
                         Candlelight Non-
October 8, 2003          Grantor Trust                  10,000         $15,000
October 31, 2003         Henry Eldon Sinsel             10,000         $15,000
November 11, 2003        Raimo Vitikainen               20,000         $30,000
November 12, 2003        William J. Hone                40,000         $60,000
November 14, 2003        Salvatore Uccello, Jr.         10,000        Services
November 17, 2003        Lynda Melnick                  20,000         $30,000
                         American Powerhouse,
November 17, 2003        Inc.                           300,000            (2)
November 20, 2003        Roger P. Nelson                20,000         $30,000
December 8, 2003         Jerry Hanson                   10,000        Services
December 8, 2003         Marcus Faller                  10,000        Services

(1) Effective January 1, 2003, GO! Agency, LLC, a Florida limited liability company, transferred all of its assets which had an original cost basis of $300,000 and an agreed value of $55,702 to us in exchange for 7,959,000 shares of our common stock, no par value which was in excess of 80% of our then issued and outstanding shares of common stock.

(2) Effective November 17, 2003, we merged with Sign Media Systems Acquisition Company, Inc., a Florida corporation and we were the surviving company in that merger. In order to acquire Sign Media Systems Acquisition Company by the merger, we paid its former sole stockholder, American Powerhouse, Inc. 300,000 shares of our common stock.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

We have authority under Section 607.0850 of the Florida Business Corporation Act ("Florida Law") to indemnify our directors and officers to the extent provided in such statute. Our Articles of Incorporation, as amended, and Bylaws, as amended, provide for the indemnification of our officers, and directors to the fullest extent permitted by Florida Law either now or hereafter. The provisions of Florida Law that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida Law. In addition, each director will continue to be subject to liability for: (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for our best interests in a proceeding by or in the right of us to procure a judgment in our favor or in a proceeding by or in the right of a shareholder. Florida Law does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Company believes that such indemnification provisions are necessary to attract and retain qualified persons as directors and executive officers.

The Securities and Exchange Commission has taken the position that indemnification of officers, directors or persons controlling the Company for liabilities arising under the Securities Act of 1933, as amended, is held to be against public policy and is therefore unenforceable.

                            SIGN MEDIA SYSTEMS, INC.

                              FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 2003
              AND FOR THE PERIOD FROM JANUARY 28, 2002 (INCEPTION)
                           THROUGH DECEMBER 31, 2002

                            SIGN MEDIA SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                        PAGE(S)

Independent Auditors' Report                                            21-22

Balance Sheets as of December 31, 2003 and 2002                         23

Statements of Income (Operations) for the Year Ended
December 31, 2003 and for the period January 28, 2002
(inception) through December 31, 2002                                   24

Statements of Cash Flows for the Years Ended December 31, 2003
and for the period January 28, 2002 (inception) through December 31,
2002                                                                    25

Notes to Financial Statements                                           27-32

                       BAGELL, JOSEPHS & COMPANY, L.L.C.
                          Certified Public Accountants

                               High Ridge Commons
                                 Suites 400-403
                          200 Haddonfield Berlin Road
                          Gibbsboro, New Jersey 08026
                       (856) 346-2828 Fax (856) 346-2882

                          INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Sign Media Systems, Inc.
Sarasota, FL

We have audited the accompanying balance sheet of Sign Media Systems, Inc. (the "Company") as of December 31, 2003 and the related statements of income (operations), changes in stockholder's equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sign Media Systems, Inc. as of December 31, 2003 and the results of its operations, changes in stockholder's equity (deficit), and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/S/ BAGELL, JOSEPHS & COMPANY, LLC
BAGELL, JOSEPHS & COMPANY, LLC
Certified Public Accountants
Gibbsboro, New Jersey

March 6, 2004



         Member of:      American Institute of Certified Public Accountants
                         New Jersey Society of Certified Public Accountants
                         Pennsylvania Institute of Certified Public Accountants
                         New York State Society of Certified Public Accountants

                          AUDITED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                     A + M
                                 ABBATE+MEGALE
                       Certified Public Accountants, LLP

                 827 Wantagh Avenue, Suite 1, Mantagh, NY 11793

       (516) 796-0900                                  Fax (516) 796-7114
===============================================================================

                          INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Sign Media Systems, Inc.
Sarasota, Florida

We have audited the accompany Balance Sheet of:

                            SIGN MEDIA SYSTEMS, INC.
                         (A Sub-Chapter S Corporation)

For the period January 28, 2002 (Inception) through December 31, 2002 and the related Statements of Income, Retained Earnings, and Cash Flows for the period then ended. All information included in these financial statements is the representation of the management of Sign Media Systems, Inc. Our responsibility is to express an opinion of these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sign Media Systems, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended are in conformity with accounting principles generally accepted in the United States of America.

/s/ Abbate & Megale
ABBATE + MEGALE, C.P.A.'s, LLP

March 20, 2003

                            SIGN MEDIA SYSTEMS, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 2003 AND 2002

                                     ASSETS

                                                        2003        2002
                                                      --------    ---------
CURRENT ASSETS
   Cash and cash equivalents                          $   47,068  $   5,138
   Accounts receivable                                   571,898      1,295
   Inventory                                              38,391      8,265
   Prepaid expenses and other assets                      55,144          -
                                                      ----------   ---------
                Total current assets                     712,501     14,698

PROPERTY AND EQUIPMENT - Net                             103,054          -
                                                      ----------   ---------

TOTAL ASSETS                                          $  815,555   $  14,698
                                                      ==========   =========

                 LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

CURRENT LIABILITES
   Current portion of long-term debt                      16,415           -
   Accounts payable and accrued expenses                 152,960      40,182
   Income taxes payable                                    4,000           -
                                                       ---------    --------
                Total current liabilities                173,375      40,182

LONG-TERM DEBT - Net of Current Portion                   30,445           -

DUE TO OFFICER/STOCKHOLDER                                45,903      42,422

DUE TO RELATED PARTY COMPANIES                           447,404      50,533
                                                       ---------     -------
TOTAL LIABILITIES                                        697,127     133,137
                                                       ---------     -------

STOCKHOLDER'S EQUITY
   Common stock, no par value, 100,000,000 shares
   authorized at December 31, 2003 and 2002 8,444,000
   issued and outstanding at December 31, 2003 and 2002    5,000       5,000
   Additional paid-in capital                             214,437           -
   Accumulated Deficit                                  (101,009)   (123,439)
                                                       ---------    --------
          Total stockholder's equity (deficit)           118,428    (118,439)
                                                       ---------    --------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY             $ 815,555    $ 14,698
                                                       =========    ========

    The accompanying notes are an integral part of the financial statements.

                            SIGN MEDIA SYSTEMS, INC.
                        STATEMENTS OF INCOME (OPERATIONS)
                FOR THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE
          PERIOD JANUARY 28, 2002 (INCEPTION) THROUGH DECEMBER 31,2002


                                                              JANUARY 28, 2002
                                                                (INCEPTION)
                                                                  THROUGH
                                                 2003         DECEMBER 31, 2002
                                               ----------     -----------------

REVENUE                                        $ 774,349      $  184,831

COST OF GOODS SOLD                               138,623         106,943
                                               ---------      ----------

GROSS PROFIT                                     635,726          77,888
                                               ---------      ----------

OPERATING EXPENSES
   Advertising                                    43,469          19,665
   Automobile                                      3,327             330
   Bank charges                                    4,277             661
   Business travel                                12,581            1,330
   Commissions                                    30,596            5,000
   Computer expense                                5,386           11,552
   Depreciation                                   17,769               -
   Dues and subscriptions                             -               165
   Equipment rental                                7,578           25,598
   Employee benefits                              33,065               -
   Finders fee                                     7,500               -
   Insurance                                      24,385           19,097
   Interest expense                               76,464            1,133
   License and permits                                -               260
   Marketing and promotion                         8,315               -
   Miscellaneous                                  13,105            4,426
   Payroll                                       127,995           64,050
   Payroll taxes                                  11,241            5,154
   Postage and delivery                            4,229               -
   Professional services                          89,006           13,927
   Reimbursed expenses                            14,984               -
   Rent                                           33,460            9,339
   Repairs and maintenance                         1,359            1,510
   Supplies                                       15,664               -
   Taxes - other                                      -             2,634
   Telephone                                      19,377           13,862
   Utilities                                       4,164            1,734
                                                --------        ---------
        Total operating expenses                 609,296          201,327
                                                --------        ---------

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES   26,430         (123,439)
    Provision for income taxes                     4,000               -
                                                --------        ---------

NET INCOME (LOSS)                               $ 22,430       $ (123,439)
                                                ========       ==========

    The accompanying notes are an integral part of the financial statements.

                            SIGN MEDIA SYSTEMS, INC.
             STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
                FOR THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE
          PERIOD JANUARY 28, 2002 (INCEPTION) THROUGH DECEMBER 31,2002

                                                        Additional
                                        Common Stock      Paid-in   Accumulated
                                     Shares     Amount    Capital     Deficit
                                     ------    -------   ---------   --------

Balance, January 28, 2002 (Inception) 8,000,000 $ 5,000   $      -   $       -

Net (loss) for the year                                               (123,439)
                                      --------- -------   ---------  ----------

Balance, December 31, 2002            8,000,000   5,000          -    (123,439)

Contributed Capital, Officer                  -       -     29,937

Contributed Capital, Other                    -       -      4,500

Common Shares Issued                    444,000       -    180,000

Net Income for the Year                       -       -          -      22,430
                                      ---------  -------   -------   ---------

Balance, December 31, 2003           8,444,000  $ 5,000  $ 214,437   $(101,009)
                                     =========   ======   ========   ==========


    The accompanying notes are an integral part of the financial statements.

                            SIGN MEDIA SYSTEMS, INC.
                            STATEMENTS OF CASH FLOWS
                FOR THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE
         PERIOD JANUARY 28, 2002 (INCEPTION) THROUGH DECEMBER 31, 2002


                                                        2003        2002
                                                      --------    ---------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                  $   22,430  $  (123,439)

Adjustments to reconcile net income (loss)
to net cash used in operating activities:
   Depreciation                                           17,769            -
Changes in assets and liabilities:
   (Increase) in accounts receivable                    (570,603)      (1,295)
   (Increase) in inventory                               (30,126)      (8,265)
   (Increase) in prepaid expenses and other
      current assets                                     (55,144)           -
   Increase in accounts payable and accrued expenses     112,778       40,182
   Income taxes payable                                    4,000            -
                                                      ----------  ------------
        Total adjustments                               (521,326)      30,622
                                                      ----------  -----------

        Net cash used in operating activities           (498,896)     (92,817)

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of property and equipment                 (90,849)           -
   Capital contributions                                   4,500            -
   Common stock issuance                                 180,000        5,000
                                                      ----------   ----------
        Net cash provided by investing activities         93,651        5,000
                                                      ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from long-term debt, net of payments          46,860            -
   Net proceeds from officer/stockholder                   3,444       42,422
   Net proceeds from related party companies             396,871       50,533
                                                      ----------   ----------
        Net cash provided by financing activities        447,175       92,955
                                                      ----------   ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                 41,930        5,138

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR              5,138            -
                                                      ----------   ----------

CASH AND CASH EQUIVALENTS - END OF YEAR               $   47,068   $    5,138
                                                      ==========   ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the year for interest             $   57,078   $    1,133
                                                      ==========   ==========

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
   Furniture and fixtures contributed by officer/
      stockholder                                     $   29,937   $        -
                                                      ==========   ==========

    The accompanying notes are an integral part of the financial statements.

                            SIGN MEDIA SYSTEMS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31. 2003 AND 2002


NOTE 1          ORGANIZATION AND BASIS OF PRESENTATION

                The Company began business as Go! Agency LLC, a Florida Limited Liability Company ("Go Agency"). Go Agency was formed in April, 2000. principally to pursue third party truck side advertising. The principal of Go Agency invested approximately $857,000 in Go Agency pursuing this business. It became apparent that a more advanced truck side mounting system would be required and that third party truck side advertising alone would not sustain an ongoing profitable business. Go Agency determined to develop a technologically advanced mounting system and focused on a different business plan.

                In order to develop the advanced mounting system and to pursue this new business plan, GO Agency incorporated Sign Media Systems, Inc. (the "Company" or "'SMS") on January 28, 2002 under the laws of the State of Florida. Go Agency and SMS developed a new and unique truck side mounting system which utilizes a proprietary earn lever technology which allows an advertising image to be stretched tight as a drum. Effective January 1.2003, Go Agency transferred all of its assets including its interest in the proprietary cam lever technology, which together had an original cost basis of $300.000 to SMS. The agreed upon value of the assets $55,702 was exchanged for 7,959,000 shares of the Company's common stock which was in excess of eighty percent (80%) of the Company's then issued and outstanding shares of common stock. In connection with this exchange. SMS assured $25,765 of GO Agency's debt, which consisted primarily of a truck loan from GMAC Finance. Following the exchange, the Company had 8,000,000 shares of common stock issued and outstanding. The Company has developed and tiled an application for a patent on its mounting systems.

                Effective December 8, 2003, Sign Media Systems Acquisition Company, Inc., an inactive Florida corporation, was merged into Sign Media Systems, Inc. per a Plan of Merger that was adopted by the shareholders of both companies on November 17, 2003.

                            SIGN MEDIA SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2003 AND 2002

NOTE 2          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                Use or Estimates

                The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                Revenue and Cost Recognition

                Revenue is recognized under the accrual method of accounting when the services are rendered rather than when cash is collected for the services provided.

                Cost is recorded on the accrual basis as well, when the services are incurred rather than paid for.

                Cash and Cash Equivalents

                The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

                The Company maintains cash and cash equivalent balances at several financial institutions that are insured by the Federal Deposit Insurance Corporation up to $100,000.

                Property and Equipment

                Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful life of the assets.

                Furniture and fixtures          5 years
                Equipment                       5 years
                Trucks                          5 years

                Advertising

                Costs of advertising and marketing are expensed as incurred. Advertising and marketing costs were $43,466 and $19,665 for the year ended December 31, 2003 and for the period January 28, 2002 (inception) through December 31, 2002.

                            SIGN MEDlA SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31,2003 AND 2002


                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                Fair Value of Financial Instruments

                The carrying amount reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

                Earnings per Share of Common Stock

                Historical net income per common share is computed using the weighted-average number of common shares outstanding. Diluted earnings per share (EPS) includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants.


                The following is a reconciliation of the computation for basic and diluted EPS:


                                                 2003             2002

                Net income (loss)             $  22,430        $(123,439)
                                              =========        =========

                Weighted-average common
                shares outstanding
                Basic                         8,444,000        8,000,000

                Weighted-average common
                stock equivalents
                Stock options
                Warrants
                                              ---------        ---------
                Weighted-average common
                shares outstanding
                Diluted                       8,444,000        8,000,000
                                              =========        =========

                            SIGN MEDIA SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2003 AND 2002

NOTE 3          PROPERTY AND EQUIPMENT

                Property and equipment consist of the following at December 31, 2003 and 2002:

                                                      2003           2003
                                                   ----------     ---------
                Equipment                            $ 36,228     $      -
                Furniture and Fixtures                 29,974            -
                Transportation Equipment               54,621            -
                                                     --------     ---------
                                                      120,823            -
                Less: accumulated depreciation         17,769            -
                                                     --------     ---------
                Net Book Value                      $ 103,054     $      -
                                                    =========     =========

                Depreciation expense for the year ended December 31, 2003 was $17,769.

                COMMITMENTS AND CONTINGENCIES

                The Company entered into a lease agreement on November 1, 2002 with Hawkeye Real Estate, LLC, a related entity. to lease warehouse and office space. The lease expires on December 30, 2007, and provides that SMS pay all applicable sales and use tax, insurance and maintenance. The total minimum rental commitments at December 31. 2003 under this lease are as follows:

                2004                                       $   30,000
                2005                                           30,000
                2006                                           30,000
                2007                                           27,500
                                                            ----------
                                                            $ 117,500
                                                           ==========

                Rent expense for the year ended December 31, 2003 was $33,460, and $9,339 for the period January 28, 2002 (inception) through December 31, 2002.

                            SIGN MEDIA SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2003 AND 2002

NOTE 5         RELATED PARTY TRANSACTIONS

                On January 28. 2002, Sign Media Systems, Inc. was formed as a Florida Corporation but did not begin business operations until April 2002. Most of the revenue that Sign Media Systems. Inc. earned was contract work with Go! Agency, LLC., a Florida limited liability company, a related party. Sign Media Systems, Inc. would contract Go! Agency, LLC. to handle and complete jobs. There was no additional revenue or expense added from one entity to the other.

                Throughout 2002, Sign Media Systems, Inc. and Go! Agency, LLC. maintained Due To/From accounts to properly reflect the related party transactions. At the end of 2002, a balance of $50,532 still remained in the Due To/From accounts. No payment or repayment terms had been established as of December 31, 2002.

                The total revenue derived from Go! Agency, LLC. for the year ended December 31,2002 was $143,775.

                On September 15, 2002, the Company entered into a loan agreement with Go! Agency, LLC and in connection therewith executed a promissory note with a future advance clause in favor of Go! Agency whereby Go! Agency agreed to loan the Company up to a maximum of $ 1,000,000 for a period of three years, with interest accruing on the unpaid balance at 18% per annum, payable interest only monthly, with the entire unpaid balance due and payable in full on September 15, 2005. At December 31, 2003, the Company was indebted to Go! Agency in the amount of $96,883.

                On January 3, 2003, the Company entered into a loan agreement with Olympus Leasing Company, a related party, and in connection therewith executed a promissory note with a future advance clause in favor of Olympus Leasing, whereby Olympus leasing agreed to loan the Company up to a maximum of $1,000,000 for a period of three years, with interest accruing on the unpaid balance at 18% per annum, payable interest only monthly, with the entire unpaid balance due and payable in full on January 3, 2006. At December 31,2003, Olympus Leasing had loaned the Company a total of $350,521 pursuant to the loan agreement and the promissory note and the Company was indebted to Olympus Leasing in such amount as of that date.

                Total interest expense incurred to Olympus Leasing for the year ended December 31.2003 was $61,001.

                            SIGN MEDIA SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31,2003 AND 2002

 NOTE 6         LONG-TERM DEBT

                Long-term debt consists of two installment notes with GMAC Finance. As discussed in Note I, the Company assumed debt from GO! Agency as of January 28, 2002. On June 18, 2002, the Company acquired a truck in the amount of $45,761 financed by GMAC over a period of 5 years. Monthly payments are $763. The loan carries no interest charges.

NOTE 7          PROVISION FOR INCOME TAXES

                Deferred income taxes will be determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. Deferred income taxes will be measured based on the tax rates expected to be in effect when the temporary differences are included in the Company's tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and their respective tax bases.

                At December 31, 2003, the Company did not have deferred tax assets or liabilities.

                Effective January 1, 2003, the Company terminated its election as an S corporation that occurred on January 28, 2002.

NOTE 8          CONCENTRATION OF CREDIT RISK

                A material part of the Company's business was dependent upon one key customer during the year ended December 31, 2003. Sales to this customer were approximately $624,874 or 80.7%. For the year ended December 31, 2002, the Company derived $143,775 or 78% of their income from Go! Agency, LLC.

                                  Page 33 of 35
ITEM 1. INDEX TO EXHIBITS

Exhibit
Number      Description of Exhibit

3.1         Amended Articles of Incorporation of Sign Media Systems, Inc.

3.2         By-Laws of Sign Media Systems, Inc.

4.1         Specimen Certificate of the Common Stock of Sign Media Systems, Inc.

14.1        Code of Ethics

16.1        Letter on change in certifying accountant

21.1        Our Subsidiaries

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act or 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGN MEDIA SYSTEMS, INC.
(Registrant)

/s/ Antonio F. Uccello, III
Antonio F. Uccello, III
Chief Executive Officer, President, Chief Financial Officer,
Chairman of the Board of Directors
April 8, 2004

/s/ Thomas Bachman
Thomas Bachman
Director
April 8, 2004

/s/ Stephen R. MacNamara
Stephen R. MacNamara
Director
April 8, 2004


                                 Page 35 of 35